Exhibit 99.1

NOTICE OF PURCHASE BY WAY OF PRIVATE AGREEMENT

NOTICE IS HEREBY GIVEN THAT:

On January 11, 2016, The Toronto-Dominion Bank (the “Bank”) entered into a private agreement with an arm’s length third party seller to purchase 3,000,000 of the Bank’s common shares held by such seller for an aggregate purchase price of $142,576,410.

The purchase was made at a discount to the prevailing market price for the Bank’s common shares and pursuant to an issuer bid exemption order issued by the Ontario Securities Commission on January 5, 2016.

The settlement date of this transaction is January 13, 2016. The purchased shares will be included in computing the number of common Shares purchased by Bank under its existing normal course issuer bid.

January 12, 2016

“Christina Wang”

Christina Wang
Associate Vice President, Treasury and Balance Sheet Management